The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2007 JUL 10 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 4, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

~~The Chuo Mitsui Trust and Banking Company,~~ Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BEST AVAILABLE COPY

- **REPAYMENT OF PUBLIC FUNDS THROUGH CONVERSION OF PREFERRED STOCK AND SECONDARY SALE OF COMMON STOCK**
- **NOTICE REGARDING THE TRANSFER OF SHARES OF CHUO MITSUI LEASING CO., LTD.**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

07025051

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

7/25

Number of shares held after the transfer	0 shares	(0.00%)	9,000,000 shares	(100.00%)

(2) Schedule

July 3, 2007: Enter into Share Transfer Agreement
July 31, 2007 (Scheduled): Share transfer

(Chuo Mitsui Leasing is scheduled to change its trade name to "Mitsui CM Lease Kabushiki Kaisha" on August 1, 2007.)

4. Summary information of Chuo Mitsui Leasing (as of March 31, 2007)

Trade name	Chuo Mitsui Leasing Co., Ltd.	
Representative	Hisatoyo Mima	
Address	Sanshin Muromachi Building, 2-8, Nihonbashi-Muromachi, 3-chome, Chuo-ku, Tokyo	
Date established	March 1982	
Main business line	General leasing business	
Fiscal year end	March	
Number of employees	80	
Principal places of business	Tokyo and Osaka	
Stated capital	4,500 million yen	
Outstanding number of shares	9,000,000 shares	
Shareholders and %	Chuo Mitsui: 9,000,000 shares (100.00%)	
Financial results (millions of yen)	Fiscal year ended March 2006	Fiscal year ended March 2007
Gross sales	29,655	31,748
Ordinary profit	1,179	831
Total assets	116,573	92,717
Shareholders' capital	7,160	6,203

5. The effect of the transactions described above on the financial results of Mitsui Trust Holdings, Inc.

The transactions described above will not have any effect on the financial projections previously announced by Mitsui Trust Holdings, Inc.

END

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.,
Public Relations Group,
Planning and Coordination Department
Tel: 03-5232-8827

RECEIVED
2007 JUL 10 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 3, 2007

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Repayment of Public Funds Through Conversion of Preferred Stock and Secondary Sale of Common Stock

With regard to the secondary sale of our common stock in the domestic and overseas markets, Mitsui Trust Holdings, Inc. (the "Company") decided at the Meeting of the Board of Directors held today as follows:

As announced in our "Notice Regarding a Request for Sales in the Market of the Public Funds (Preferred Stock)" released on March 30, 2007, we will repay public funds through the conversion of a portion of our 156,406,250 shares of Class III Preferred Stock (total amount of initial issue price 250.25 billion yen, subscribed by the Resolution and Collection Corporation (the "RCC")) equal to 23,125,000 shares of Class III Preferred Stock (total amount of initial issue price equal to 37.0 billion yen) into common stock by the RCC (through issuance of our common stock upon request for conversion by the RCC), followed by the sale in the market (through a secondary sale) of such common stock, assuming that the Company will obtain approval from the Deposit Insurance Corporation.

1. Type of stock to be offered:
   Common stock of the Company

2. Number of shares planned to be offered:
   82,222,000 shares
   The above-mentioned number of shares to be offered is the aggregate number of the shares to be offered domestically and overseas. The total number of shares to be offered in each of the domestic offering and the overseas offering will be decided by the seller mentioned in 3. below, within the aggregate number of shares to be offered, in consideration of the level of demand on the day when the offering price is fixed, which is specified in 4. below.

3. Seller:
   The Resolution and Collection Corporation

4. Offering price:

To be fixed on a day between Monday, July 23, 2007 and Thursday, July 26, 2007. ("Offering Price Fixing Day")

The offering price will be fixed by the RCC based on the provisional conditions scheduled to be presented on Wednesday, July 11, 2007, the level of demand and other factors, after consultation with the joint global coordinators (Nomura Securities Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd.).

5. Method of secondary sale:

(1) Domestic secondary sale:

The domestic secondary sale will be conducted through firm commitment underwriting by the following underwriters:

Nomura Securities Co., Ltd.
Morgan Stanley Japan Securities Co., Ltd.
Daiwa Securities SMBC Co., Ltd.
Nikko Citigroup Limited
Shinko Securities Co., Ltd.
Okasan Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd.
Mitsubishi UFJ Securities Co., Ltd.
SMBC Friend Securities Co., Ltd.
Aizawa Securities Co., Ltd.
Mito Securities Co., Ltd.
Kyokuto Securities Co., Ltd.
Matsui Securities Co., Ltd.
Monex, Inc.

(2) Overseas secondary sale:

The secondary sale in overseas markets will be conducted through firm commitment underwriting by the following underwriters (In the U.S., the common stock will be privately offered only to qualified institutional investors under the Rule 144A of the United States Securities Act of 1933, as amended):

Morgan Stanley & Co. International plc
Nomura International plc
Citigroup Global Markets Limited

Daiwa Securities SMBC Europe Limited
Goldman Sachs International
Merrill Lynch International
UBS Limited
BNP Paribas
Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.

6. Subscription period:
The subscription period of the domestic secondary sale is scheduled to be from the next business day following the Offering Price Fixing Day to the second business day after the Offering Price Fixing Day.

7. Settlement date:
The settlement date is scheduled to be the fourth business day after the Offering Price Fixing Day.

8. Advances on subscription:
The advances on subscription will be equivalent to the offering price per share.

9. Unit of shares for subscription:
1,000 shares

10. We filed a securities notice, and an extraordinary report, regarding this secondary sale on July 3, 2007.

(For your reference)
The RCC will offer 82,222,000 shares of common stock which excludes fractional shares (less than one minimum unit) from all 82,222,222 shares delivered upon the claim for acquisition through conversion of 23,125,000 shares of the total number of the shares of Class III Preferred Stock held by it. On the date that we acquire from the RCC the 23,125,000 shares of our Class III Preferred Stock held by the RCC in response to the RCC's claim for acquisition, we will cancel all of those 23,125,000 shares of shares of Class III Preferred Stock.

For inquiries concerning this matter, please contact:

Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END